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                                                                    Exhibit 23.2

KPMG PEAT MARWICK LLP

The Board of Directors
Citadel Broadcasting Company

We consent to the use of our report dated February 14, 1997, except as to the thirteenth through seventeenth paragraphs of note 2 and notes 8, 13 and 23 which are as of November 18, 1997, on the consolidated balance sheets of Citadel Broadcasting Company and subsidiary as of December 31, 1995 and 1996 and the related consolidated statements of operations, shareholder's equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1996 included herein and to the reference to our firm under the headings "Summary Historical Financial Data," "Selected Historical Financial Data" and "Experts" in the registration statement.

                                                       /s/ KPMG PEAT MARWICK LLP

Phoenix, Arizona
December 22, 1997